

$73K raised already — early bird terms filling fast 🚀 Inbox ×

Chris Ybarra [redacted] 11:22 AM (12 minutes ago)

Hi Friends & Family,

First and most importantly: **thank you and sincere gratitude** to everyone who has already reserved their investment in Aivana. The trust and confidence you're placing in me and in this mission is truly special, and I don't take it lightly. 🙏

I wanted to share a quick update:

1. **Strong first week momentum.** We're on track to secure **$73K+ in reservations from ~36 investors in just our first week.** That early momentum is a huge signal to the wider community that Aivana is real, live, and growing.
2. **Soft launch ending soon.** We're just **4.5 days away** from moving beyond our friends-and-family soft launch. After that, the campaign opens up to Wefunder's **1.5M+ angel investors** — meaning even more visibility and reach.
3. **Early bird terms are limited.** We've set aside only **$100K in early bird allocations** (with a 10% discount and first access to perks). Once that's filled, new investments will be at standard terms. If you're considering investing, acting now increases your chance of securing the discount.
4. **New to crowdfunding?** If you're curious but not sure how crowdfunding or SAFE agreements work, I put together a **20-minute overview** on my Facebook page that walks through the basics. You can check it out here: Aivana Fundraising Explained.

👉 **Ready to Invest?** Reserve your spot here: https://wefunder.com/aivanainc

Thank you again for supporting me and Aivana — whether through an investment, by sharing this opportunity with others, or simply by cheering us on. Every bit of momentum makes a difference.

With deep appreciation,
Chris

Christopher R. Ybarra
Founder & CEO, Aivana, Inc.
aivana.com

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Disclosures
Investing in startups is risky and illiquid — never invest more than you can afford to lose. All investments are made solely through Wefunder; please review the offering materials on our campaign page.
Wefunder "Testing the Waters" legal disclosure: https://help.wefunder.com/testing-the-waters-legal-disclosure